

OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

CERTIFICATE
OF
LIMITED LIABILITY COMPANY

WHEREAS, *the Articles of Organization of*

HOPE MULTIPLIED, LLC

an Oklahoma limited liability company has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.

*Filed in the city of Oklahoma City this
19th day of May, 2025.*

Secretary of State

OKLAHOMA Secretary of State Electronic Filing

ARTICLES OF ORGANIZATION
DOMESTIC LIMITED LIABILITY COMPANY
Document Number: 71038400002   Submit Date: 5/19/2025

LIMITED LIABILITY COMPANY NAME

The name of the Limited Liability Company is:
HOPE MULTIPLIED, LLC

PRINCIPAL PLACE OF BUSINESS ADDRESS

10026A S MINGO RD #120   Email - marc@nickvteam.com
TULSA, OK 74133 USA

EFFECTIVE DATE

Effective Date:
Same as filing date.

DURATION

Perpetual

REGISTERED AGENT AND REGISTERED OFFICE ADDRESS

Agent Name
MARC HARPER
Address
10026A S MINGO RD #120
TULSA, OK 74133 USA

ATTACHMENTS

File Label   **File Name and Path**

SIGNATURE

I hereby certify that the information provided on this form is true and correct to the best of my knowledge and by attaching the signature I agree and understand that the typed electronic signature shall have the same legal effect as an original signature and is being accepted as my original signature pursuant to the Oklahoma Uniform Electronic Transactions Act, Title 12A Okla. Statutes Section 15-101, et seq.

Dated - 5/19/2025

Signature Names
MARC HARPER

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